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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-70044

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 180 Degree Capital BD, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 N. Willow Street, Suite 4B

(No. and Street)

Montclair	NJ	07042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender (646) 290-7248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Robert Bigelow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 180 Degree Capital BD, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Alicia M Gift

ALICIA M. GIFT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 5/10/2022

Notary Public

Signature

General Securities Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
180 Degree Capital BD, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of 180 Degree Capital BD, LLC as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of 180 Degree Capital BD, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of 180 Degree Capital BD, LLC's management. Our responsibility is to express an opinion on 180 Degree Capital BD, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to 180 Degree Capital BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of 180 Degree Capital BD, LLC's financial statements. The supplemental information is the responsibility of 180 Degree Capital BD, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as 180 Degree Capital BD, LLC's auditor since 2018.
New York, New York
February 22, 2021

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	175,915
Prepaid expenses		1,101
TOTAL ASSETS	$	177,016
LIABILITIES AND MEMBER'S EQUITY		
Intercompany payable	$	107,687
Accounts payable and accrued expenses		22,000
Total Liabilities		129,687
Member's Equity		47,329
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	177,016

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDING DECEMBER 31, 2020

Revenues	
Total Revenues	$ -
Expenses	
Occupancy and equipment	4,260
Professional fees	58,000
Regulatory and exchange fees	3,289
Office expense	2,604
Total Expenses	68,153
Net Loss	$ (68,153)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDING DECEMBER 31, 2020

Balance - January 1, 2020	$	65,482
Member Contributions		50,000
Net Loss		(68,153)
Balance - December 31, 2020	$	47,329

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDING DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(68,153)
Adjustments to reconcile net loss to cash used:		
Decrease in prepaid expenses		55
Increase in intercompany payable		16,147
Net cash used in operating activities		(51,951)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital Contributions		50,000
Net cash provided by financing activities		50,000
NET DECREASE IN CASH		(1,951)
CASH		
Cash - January 1, 2020		177,866
Cash - December 31, 2020	$	175,915
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income taxes paid		-
Interest paid		-

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

180 Degree Capital BD, LLC (the "Company") is a broker-dealer registered on June 5, 2018 with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed as a Limited Liability Corporation under the laws of Delaware on October 3, 2017. The Company's primary business activities include raising capital for investment funds and private placement of securities. The sole managing member of the Company is 180 Degree Capital Corp. (the "Parent").

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

Revenues from private placement of securities: Revenue is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Revenue from raising capital for investments funds: The Company recognizes revenues for capital advisory fees when (1) the commitment of capital is secured (primary capital raising transactions) or the sale or transfer of the capital interest occurs (secondary market transactions) and (2) the fees are earned from the client in accordance with terms of the engagement letter. Upfront fees and certain retainer fees are deferred until the commitment is secured or the sale or transfer of the capital interest occurs, as the fees are considered constrained (subject to significant reversal) prior to such time.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash includes cash on deposit.

NOTE 3. INCOME TAXES

No federal or state income taxes have been provided for in the accompanying financial statements, as the operations reflected therein will be included in the Parent's income tax returns, and the Parent is responsible for paying any taxes due.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The Company files income tax returns in the U.S. federal, state, and local jurisdictions.

NOTE 4. REGULATORY REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 62/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2020, the Company had net capital of $46,228 which was $37,582 in excess of the required minimum net capital of $8,646. The ratio of aggregate indebtedness to net capital was 2.81 to 1.

The Company does not handle customers' cash or securities. The Company relies on Footnote 74 of the SEC Release No.34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 5. RELATED-PARTY TRANSACTIONS

In April 2018, the Parent and the Company entered into a service agreement under which the Parent allocates administrative expenses to the Company. The Parent allocated $6,288 in administrative expenses under the agreement during the year ended December 31, 2020.

In addition, the Parent has paid vendors of the Company during the year for which it invoices the Company for reimbursement. These reimbursement requests totaled $36,000 for consulting, $22,000 for auditing and $1,859 for regulatory fees. The Company has an inter-company liability of $107,687 at December 31, 2020.

NOTE 6. SUBSEQUENT EVENTS

Management evaluated the activity of the Company through the date these financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

NOTE 7. ADOPTION OF NEW ACCOUNTING STANDARDS

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments– Credit Losses (Topic 326)*. The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities, and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Broker-Dealer has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in Member's Equity.

NOTE 8 CORONAVIRUS (COVID-19) PANDEMIC

In March 2020, the World Health Organization declared COVID-19 (a novel coronavirus) to be a pandemic. The situation is dynamic. Global financial markets have experienced and may continue to experience significant volatility resulting from the spread of COVID-19. The outbreak of COVID-19 has resulted in travel and border restrictions, quarantines, supply chain disruptions, lower consumer demand and general market uncertainty. The global economy, the economies of certain nations and individual issuers have been and may continue to be adversely affected by COVID-19, particularly in light of the interconnectivity between economies and financial markets, all of which may negatively impact the Company's performance. In addition, COVID-19 and governmental responses to COVID-19 may negatively impact the capabilities of the Company's service providers and disrupt the Company's operations. Management of the Company will continue to monitor the impact of COVID-19.

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL:		
Member's equity	$	47,329
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables		1,101
Net capital before haircuts on securities positions		46,228
Less: Haircuts and exempted securities		-
NET CAPITAL	$	46,228
AGGREGATE INDEBTEDNESS	$	129,687
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	8,646
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	5,000
Net capital requirement (greater of computed minimum net capital or minimum dollar requirement)		
MINIMUM NET CAPITAL REQUIRED	$	8,646
EXCESS NET CAPITAL	$	37,582
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		280.54%

There were no material differences between the preceeding computations included in the most recent unadited Partt IIA of Form x-17a-5 as of December 31, 2020 filed on January 27, 2021

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL
UNDER RULE 17a-5(d)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)		$ 46,228
Increases:		
Decrease in non allowable assets	-	
Increase in income	-	
Decrease in expenses	-	-
Decreases:		
Increase in expenses	-	
Decrease in income	-	-
NET CAPITAL per audit		$ 46,228

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF 180 DEGREE CAPITAL CORP.)
SCHEDULE III
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/
DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2020

The Company relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
180 Degree Capital BD, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which 180 Degree Capital BD, LLC stated that 180 Degree Capital BD, LLC relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because 180 Degree Capital BD, LLC limits its business activities exclusively to: private placements of securities (including affiliate management investment companies) as an Agent on a Best Efforts basis only, and 180 Degree Capital BD, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. 180 Degree Capital BD, LLC's management is responsible for compliance with its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about 180 Degree Capital BD, LLC's compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Citrin Cooperman & Company, LLP

New York, New York
February 22, 2021

180 DEGREE CAPITAL BD, LLC
(A WHOLLY-OWNED SUBSIDIARY OF
180 DEGREE CAPITAL CORP.)
DECEMBER 31, 2020

180 Degree Capital BD, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities (including affiliate management investment companies) as an Agent on a Best Efforts basis only and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and
(3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

____

180 Degree Capital BD, LLC

I, Robert Bigelow, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: General Securities Principal

Date: 2/22/2021